Contact

www.linkedin.com/in/morganspenla
(LinkedIn)
www.applied-motion.com (Other)
www.applied-motion.com (Other)
www.trackwhatcounts.net (Other)

Top Skills

Competitive Intelligence
Creative Writing
Change Management

Morgan Spenla

Founder of Crafter | The Crafter's Box
San Diego, California, United States

Summary

Founder of a consumer products tech start up - focused every day
on building great things in sunny San Diego, California.

Experience

Crafter | The Crafter's Box
Founder
August 2015 - Present (7 years 9 months)
San Diego, California

The Crafter's Box is disrupting the traditional arts & crafts retail industry
by offering curated digital workshops with shipped kits of high end tools
& materials for convenient, at home making. Our replenishment services
encourages continued creativity. Our goal is to support makers, artists, small
business owners and quality manufacturers while building a community
focused on handmade.

Applied Motion Products
Marketing Director
January 2010 - September 2016 (6 years 9 months)

Applied Motion Products is a motion control company that specializes in
stepper and servo motors, drives and software. As marketing director, I
oversaw the company's marketing strategy, budget and branding presence.
Marketing initiatives included: website, SEO, SEM, product launches, video
production and press releases for the wide range of products and services
available.

Women of Coffee
Volunteer
August 2013 - March 2016 (2 years 8 months)

Track What Counts is an end-to-end service that helps you create, implement
and measure the impact of your corporate social responsibility program.

Bumble Bee Foods
Change Management Consultant

August 2009 - December 2009 (5 months)

Managed the training and change experience for over 600 employees as Bumble Bee Foods upgraded their software and operating systems to SAP. Training included instructor-led classes, a series of educational webinars and a logistics schedule to ensure nine plants on three continents were up to speed with our efforts.

Clarkston Consulting
Associate
July 2007 - July 2009 (2 years 1 month)

Sales & Marketing
-Designed marketing materials (websites, blogs, images, logos and presentations) for large life science and consumer products companies and for a supply chain marketing campaign utilizing an advanced understanding of various Adobe programs.

Training & Change Management Lead
-For an international 350M consumer products company, served as the lead for a training initiative for a company-wide SAP, CAS, APO, BI and Vistex implementation by developing and implementing a hybrid classroom/virtual training model for 900 employees across nine locations and three countries in two languages.
-Designed and delivered a global change management strategy and marketing plan to launch the new system and help employees acclimate to new job responsibilities and processes, working directly under the steering committee, project and in collaboration with the client vice president of human resources.

Supply Chain Diagnostic Development
-Collaborated with supply chain experts to develop a sixteen part assessment tool for supply chain diagnostic projects.
-Created functionality so that the tool could be administered in various supply chain process areas, across a wide-range of positions and titles, and for both life science and consumer products companies.
-Designed the backend of the tool for easy analysis and user-friendly graphics for a successful client delivery.

Internal Committee Involvement and Research & Analysis
-Assisted in writing/editing a white paper on the affects of the volatility of the price of oil on the consumer products industry.

-Conducted research for various clients and internal projects including business analysis, business case development and 'factbooks' about various target clients.
-Actively participated in internal training and strategy business solutions as well as peer network, new employee mentorship, women's network and company meeting planning committees.

Berger & Associates
Financial Analyst Intern
January 2006 - May 2006 (5 months)

Conducted research as a financial analyst intern for individual portfolio management. Used analytical skills to evaluate market trends, research new buy candidates, review analyst reports and determine successful growth actions for the company portfolio. In addition, I developed training materials to assist employees in the use of financial applications such as Bloomberg as well as in models and templates consistently used by the company.

Lilly Enterprises, Inc.
Real Estate Investment Intern
January 2005 - May 2005 (5 months)

For a Southern California real estate investment company, I assisted in the day-to-day activities of selecting investment opportunities, arranging property maintenance and general industry research. The experience was supplemented by a Real Estate Development course at the University of Southern California in which I designed, developed, established a business and marketing plan, submitted permit requests and rental agreements for a proposed shopping center in Marina Del Rey, LA.

Teen Magazine
Editor's Assistant and Intern
August 2004 - December 2004 (5 months)

Developed multiple projects in design, production and research for a nationally published magazine as the assistant to the Deputy Editor. I wrote and edited several headline stories and topic articles as well as transcribed interviews for future pieces. I also expanded on my design layout and macromedia skills by working closely with the different Teen Magazine divisions and managed a portion of the quarterly reader promotions.

Education

University of Southern California

Bachelor's degree - Business Ethics & Leadership, Emphasis: Business, Philosophy, Psychology, Multimedia · (2003 - 2007)